

December 9, 2013

Via E-mail
Gerald G. Sax
Chief Financial Officer
Viasystems Group, Inc.
101 South Hanley Road
St. Louis, MO 63105

> **Re: Viasystems Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 6, 2013**
> **File No. 001-15755**

Dear Mr. Sax:

We have reviewed your letter dated November 7, 2013 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2013.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 30

1.   We note your response to prior comment 2 and your disclosure indicating that "the decrease in net cash from operating activities in the 2013 period as compared to the 2012

Gerald G. Sax
Viasystems Group, Inc.
December 9, 2013
Page 2

period is primarily due to changes in working capital as a result of increasing sales trend at the end of the third quarter of 2013, as compared with a declining sales trend at the end of the third quarter of 2012." Please confirm that in future filings you will expand your disclosure to more thoroughly explain each significant change in working capital. In this regard, the above disclosure does not address the significant fluctuations in inventories, prepaid expenses and other, accounts payable and accrued and other liabilities.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief